Exhibit 99.65

ORLA MINING LTD.

RESTRICTED SHARE UNIT PLAN

EFFECTIVE JUNE 27, 2018, AND AMENDED JUNE 12, 2019

Article One

DEFINITIONS AND INTERPRETATION

Section 1.01    Definitions: For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Canada Business Corporations Act, or its successor, as amended, from time to time;

B.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

C.	“Board” means the Board of Directors of the Corporation;

D.	“Cause” with respect to a Participant has the meaning set forth in the Participant’s employment agreement with the Corporation or one of its Affiliates.

E.	“Change of Control” means, in respect of the Corporation: (i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Corporation before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved by a majority of the previously serving directors; (ii) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Corporation or in connection with a reorganization of the Corporation) or any one or more directors thereof hereafter “beneficially owns” (as defined in the Act) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Corporation representing 50% or more of the then issued and outstanding voting securities of the Corporation, as the case may be, in any manner whatsoever; (iii) the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the Corporation to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Corporation or in connection with a reorganization of the Corporation); (iv) the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities involving all of the Corporation’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Corporation or an exchange of securities with a wholly-owned subsidiary of the Corporation or a reorganization of the Corporation); or (v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Corporation other than in the ordinary course of business;

F.	“Code” means the United States Internal Revenue Code of 1986, as amended.

G.	“Committee” means the Board or, if the Board so determines in accordance with Section 2.03 of the Plan, the committee of the Board authorized to administer the Plan which includes any compensation committee of the Board;

H.	“Corporation” means Orla Mining Ltd., a corporation existing under the Act, and includes any successor corporation thereof;

I.	“Director” means a member of the Board or a member of the board of directors an Affiliate from time to time;

J.	“Disability” with respect to a Participant, has the meaning set forth in such Participant’s employment or consulting agreement with the Corporation or one of its Affiliates;

K.	“Eligible Consultant” has the meaning of “Consultant” set out in Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time.

L.	“Eligible Employees” means (a) an individual who is considered an employee of the Corporation or any of its subsidiaries under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source); (b) an individual who works full-time for the Corporation or any of its subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or (c) an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation but for whom income tax deductions are not made at source;

M.	“Fair Market Value” means, at any date, the higher of: (i) weighted average price per share at which the Shares have traded on the TSX during the last five (5) trading days prior to that date; and (ii) the closing price of the Shares on the TSX on the date prior to the relevant date or, if the Shares are not then listed and posted for trading on the TSX, then on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board, or, if the Shares are not then listed and posted for trading on any stock exchange, then it shall be the fair market value per Share as determined by the Committee in its sole discretion; and for such purposes, the weighted average price per share at which the Shares have traded on the TSX or on any other stock exchange shall be calculated by dividing: (i) the aggregate sale price for all of the Shares traded on such stock exchange during the relevant five (5) trading days by (ii) the aggregate number of Shares traded on such stock exchange during the relevant five (5) trading days;

N.	“Good Reason” with respect to a Participant has the meaning set forth in the Participant’s employment agreement with the Corporation or one of its Affiliates.

O.	“Grant Date” means the date that the Restricted Share Unit is granted to a Participant under the Plan, as evidenced by the Restricted Share Unit Grant Letter, and refers also to the date that the Restricted Share Unit is credited to the Participant which must always be in the same calendar year;

P.	“Insider” means an insider as defined in the TSX Company Manual;

Q.	“Market Value” means the the closing trading price of the Shares on the Grant Date or other applicable date, as reported by the TSX. If the Shares are not trading on the TSX, then the Market Value shall be determined based on the trading price on such stock exchange or over-the-counter market on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee. In the event that the Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Shares as determined by the Committee in its sole discretion;

R.	“Participant” means each Eligible Employee, Director or Eligible Consultant to whom Restricted Share Units are granted hereunder;

S.	“Participant’s Entitlement Date” is defined in Section 3.03 and under no circumstances shall be later than December 15th of the third calendar year following the calendar year in which the Grant Date occurred in respect of the Restricted Share Units.

T.	“Plan” means this Restricted Share Unit Plan, as same may be amended from time to time;

U.	“Restricted Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive on the Participant’s Entitlement Date fully paid Shares or a cash payment in lieu thereof, as set out in the Participant’s Restricted Share Unit Grant Letter;

V.	“Restricted Share Unit Award” means an award of Restricted Share Units under the Plan to a Participant;

W.	“Restricted Share Unit Grant Letter” means the letter to the Participant from the Corporation evidencing the grant of Restricted Share Units;

X.	“Resignation” means the cessation of employment of the Participant with the Corporation or an Affiliate as a result of resignation;

Y.	“Security Based Compensation Arrangement” includes, without limitation: (i) stock option plans for the benefit of employees, Insiders, service providers or any one of such groups; (ii) individual stock options granted to employees, service providers or Insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or service provider which is financially assisted by the Corporation by any means whatsoever, but shall not include the 500,000 Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”;

Z.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

AA.	“subsidiary” means, in respect of a person, a body corporate or other entity which is directly or indirectly controlled by such person. For such purposes, a person shall be deemed to control another person if such person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other person, whether through the ownership of voting securities, by contract or otherwise;

BB.	“Termination” means (i) in the case of an Eligible Employee, the later of the last day of work and the statutory notice period (if any) following notification of termination of the employment of the Eligible Employee with or without Cause by the Corporation or an Affiliate or notification of termination of the employment of the Eligible Employee for Resignation with or without Good Reason and, for certainty, does not include any period of contractual or common law notice or severance; (ii) in the case of an Eligible Consultant, the termination of the services of the Eligible Consultant by the Company or any Affiliate or the Eligible Consultant; and (iii) in the case of a Director, the removal of or failure to re-elect or re-appoint the Director as a director of the Company or any Affiliate; for greater certainty, in all cases, other than for death or disability of a Participant;

CC.	“TSX” means the Toronto Stock Exchange; and

DD.	“TSX Company Manual” means the TSX Company Manual setting forth the rules and policies of the TSX, as the same may be amended from time to time.

Section 1.02    Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.03    Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04    References to this Restricted Share Unit Plan: The words “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05    Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

Article Two

PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE UNIT PLAN

Section 2.01    Purpose of the Restricted Share Unit Plan: The Plan provides for the payment of bonuses to be satisfied by the issuance of Shares, a payment in cash or a combination thereof for the purpose of advancing the interests of the Corporation and its Affiliates through the motivation, attraction and retention of Eligible Employees, Directors and Eligible Consultants and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares or Share equivalent by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees due to the opportunity offered to them to benefit from a proprietary interest in the Corporation. It is intended that the Plan not be treated as a “salary deferral arrangement” as defined by the Income Tax Act (Canada) by reason of paragraph (k) thereof.

Section 2.02    Administration of the Restricted Share Unit Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03    Delegation to Committee: All of the powers exercisable hereunder by the directors of the Corporation may, to the extent permitted by applicable law and as determined by resolution of the directors of the Corporation, be exercised by a committee of the Board comprised of not less than three directors of the Corporation.

Section 2.04    Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Restricted Share Units granted to each Participant; and

(c)	the number of Shares (if any) issued to, and/or any cash payment made to, each Participant in settlement of fully vested Restricted Share Units.

Section 2.05    Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.06    Maximum Number of Shares:

(a)	The aggregate maximum number of Common Shares available for issuance from treasury under this Plan, subject to adjustment pursuant to Section 5.06, shall not exceed 3,000,000. Under no circumstances may the number of Shares issuable pursuant to Restricted Share Units, together with Shares issuable under all Security Based Compensation Arrangements of the Corporation, exceed 10% of the total number of Shares then outstanding. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

(b)	The maximum number of Restricted Share Units available for grant to any one Person, in a 12 month period pursuant to this Plan and any other Security Based Compensation Arrangements of the Corporation, is 5% of the total number of Shares then outstanding. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

(c)	The maximum number of Shares which may be issuable at any time to Insiders (as a group) pursuant to this Plan, or together with any other Security Based Compensation Arrangements of the Corporation, shall be 10% of the issued and outstanding Shares at the time of grant. The maximum number of Shares which may be issued within any one year period to Insiders (as a group), pursuant to this Plan, or together with any other Security Based Compensation Arrangements of the Corporation, shall be 10% of the issued and outstanding Shares. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

(d)	The maximum equity value of Restricted Share Units which may be granted to each Director who is not also an Eligible Employee, together with all Security Based Compensation Arrangements of the Corporation, shall not exceed $150,000 (based on the Market Value of the Restricted Share Units) in any fiscal year.

(e)	For purposes of determining the number of Shares that remain available for issuance under the Plan, the number of Shares underlying any grants of Restricted Share Units that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled shall be added back to the Plan and again be available for future grant, whereas the number of Shares underlying any grants of Restricted Share Units that are issued shall not be available for future grant.

Article Three

RESTRICTED SHARE UNITS

Section 3.01    Restricted Share Unit Plan: The Plan is hereby established for Eligible Employees, Directors and Eligible Consultants.

Section 3.02    Grant of Restricted Share Units: A Restricted Share Unit Award granted to a particular Participant in a calendar year will be a bonus for services rendered by the Participant to the Corporation or an Affiliate, as the case may be, in the Corporation’s or Affiliate’s fiscal year ending in such year, as determined in the sole and absolute discretion of the Committee. The number of Restricted Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date.

Section 3.03    Vesting: A Restricted Share Unit Award granted to a Participant for services rendered will entitle the Participant, subject to the Participant’s satisfaction of any conditions, restrictions or limitations imposed under the Plan or Restricted Share Unit Grant Letter, to receive: (i) one previously unissued Share for each Restricted Share Unit; or (ii) a cash payment equal to the number of Restricted Share Units multiplied by the Fair Market Value of one Share on the vesting date; or (iii) a combination of (i) and (ii), as determined by the Committee in its sole discretion, on the date when the Restricted Share Unit Award is fully vested (the “Participant’s Entitlement Date”). Concurrent with the determination to grant Restricted Share Units to a Participant, the Committee shall determine the vesting schedule applicable to such Restricted Share Units, which shall extend no later than December 15th of the third calendar year following the calendar year in which the Grant Date occurred in respect of the Restricted Share Units.

Section 3.04    Termination of Employment:

(a)	Termination with Cause or Resignation without Good Reason: Except as provided for in the Restricted Share Unit grant letter or as determined by the Committee in its discretion, upon the Termination of the employment or services of the Participant, for any reason other than death, disability, Termination without Cause or Resignation for Good Reason, then, all unvested Restricted Share Units will be forfeited by the Participant, and be of no further force and effect, as of the date of Termination;

(b)	Termination without Cause or Resignation for Good Reason; Except as provided for in the Restricted Share Unit grant letter or as determined by the Committee in its discretion, provided that the Participant has been continuously employed by the Corporation or an Affiliate of the Corporation since the Grant Date, the Participant’s unvested Restricted Share Units shall vest in full upon the date of the Participant’s Termination without Cause or Resignation for Good Reason. The Shares and/or cash underlying such vested Restricted Share Units credited to the Participant’s account shall be issued and/or paid to the Participant as soon as practicable thereafter, provided, that for a Participant who is a United States taxpayer, subject to Section 4.02(d), the date of issuance or payment shall not be more than 90 days after the date of the Participant’s Termination without Cause or Resignation for Good Reason and provided further, that such Participant does not have a choice as to the taxable year of payment;

(c)	Death: Provided that the Participant has been continuously employed by the Corporation or an Affiliate of the Corporation since the Grant Date, the Participant’s unvested Restricted Share Units will vest on the date of the Participant’s death. The Shares and/or cash underlying the Restricted Share Units credited to the Participant’s account shall be issued and/or paid to the Participant’s estate as soon as practicable thereafter, provided, that for a Participant who is a United States taxpayer, the date of issuance or payment shall not be more than 90 days after the date of the Participant’s death and provided further, that such Participant’s estate does not have a choice as to the taxable year of payment;

(d)	Disability: Provided that the Participant has been continuously employed by the Corporation or an Affiliate of the Corporation since the Grant Date, the Participant’s unvested Restricted Share Units shall vest in full within 90 days following the date on which the Participant is determined to be totally disabled, and the Shares and/or cash underlying such Restricted Share Units credited to the Participant’s account shall be issued and/or paid to the Participant as soon as practicable thereafter, provided, that for a Participant who is a United States taxpayer, subject to Section 4.02(d), the date of issuance or payment shall not be more than 90 days after the date on which the Participant is determined to be totally disabled and provided further, that such Participant does not have a choice as to the taxable year of payment; and

(e)	Change of Control: In the event of (i) a Change of Control, and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the Participant for any reason other than just cause, then all Restricted Share Units outstanding shall immediately vest on the date of such termination notwithstanding any stated vesting period. In any event, upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Corporation with respect to the consideration that the Participants would be entitled to receive for their Shares, provided, however, that for a Participant who is a United States taxpayer, the Change of Control must also constitute a “change in control event” as set forth in Treas. Reg. §1.409A-3(i)(5)(i) and provided further, that any issuance or payment must occur in full within five years of the date of the Change of Control.

Section 3.05    Redemption - Fully Paid Shares to the Participant: Subject to Sections 3.06 and 4.01, the Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required to be withheld by the Corporation, on the Participant’s Entitlement Date, with the issue of fully paid Shares from treasury in accordance with Section 3.03.

Section 3.06    Redemption – Cash Payment to the Participant: In the event that the Corporation elects to satisfy all or a part of its payment obligation in cash, on the Participant’s Entitlement Date, the Restricted Share Units shall be redeemed and payment made by the Corporation to the Participant subject to Section 4.01. The amount of the cash payment will be determined by multiplying the number of Restricted Share Units being redeemed for cash, by the Fair Market Value of one Share on the vesting date, less any applicable taxes and other source deductions required to be withheld by the Corporation.

Section 3.07    Restricted Share Unit Grant Letter: Each grant of a Restricted Share Unit under the Plan shall be evidenced by a Restricted Share Unit Grant Letter to the Participant from the Corporation. Such Restricted Share Unit Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Unit Grant Letter. The provisions of the various Restricted Share Unit Grant Letters issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Restricted Share Unit Grant Letter or any other communications, the Plan shall prevail.

Section 3.08    Payment of Dividends: Subject to the absolute discretion of the Committee, in the event that a dividend (other than a stock dividend) is declared and paid by the Corporation on Shares, the Committee may elect to credit each Participant with additional Restricted Share Units. In such case, the number of additional Restricted Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Restricted Share Units in the Participant’s account had been Shares, divided by the Market Value of a Share on the date on which dividends were paid by the Corporation. The additional Restricted Share Units awarded to a Participant under this Section 3.08 of this Plan will vest on the Participant’s Entitlement Date in respect of the particular Restricted Share Unit Award to which the additional Restricted Share Units relate.

Section 3.09    Blackout: Unless otherwise determined by the Committee, in the event that any Participant’s Entitlement Date expires during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, such expiry will occur on the business day immediately following the end of the blackout period, or such 48 hour period, as applicable, provided that under no circumstances shall the Participant’s Entitlement Date be later than December 15th of the third calendar year following the calendar year in which the Grant Date occurred in respect of the Restricted Share Units.

Section 3.10    Necessary Approvals: The Plan has been approved by the shareholders of the Corporation.

Article Four

TAX MATTERS

Section 4.01    Withholding Taxes: The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Shares or cash made under this Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or an Affiliate of the Corporation for any amount which the Corporation and its Affiliates are required to withhold with respect to such taxes. For greater certainty, immediately upon delivery of any Shares, the Corporation shall have the right to require that a Participant sell a given number of Shares to the Corporation or an Affiliate of the Corporation sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Corporation in connection with payments made in satisfaction of the Participant’s vested Restricted Share Units.

Section 4.02    Code Section 409A:

(a)	It is intended that the Restricted Share Units issued to Participants who are United States taxpayers be exempt from or in compliance with the terms and conditions of Section 409A of the Code and the regulations and guidance promulgated thereunder (collectively, “Code Section 409A”), to the extent applicable, and all provisions of this Plan shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding the foregoing, in no event shall the Corporation or any Affiliate have any liability to any Participant for taxes, penalties, or interest that may be due as a result of the application of Code Section 409A to any Restricted Share Units Award granted hereunder.

(b)	If under this Plan, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.

(c)	A termination of employment for a Participant who is a United States taxpayer shall not be deemed to have occurred for purposes of any provision of this Plan providing for the payment of amounts or benefits to a Participant upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Plan, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”

(d)	Notwithstanding any other provision of the Plan to the contrary, if a Participant is a United States taxpayer and deemed to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment that is considered “non-qualified deferred compensation” under Code Section 409A payable on account of a “separation from service,” such payment shall be made on the date which is the earlier of (i) the expiration of the six month period measured from the date of such “separation from service” of the Participant, and (ii) the date of the Participant’s death and (iii) the Participant’s Entitlement Date (the “Delay Period”) to the extent required under Section 409A. Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 4.02(d) shall be paid to the Participant in a lump sum.

Article Five

GENERAL

Section 5.01    Effective Time of Restricted Share Unit Plan: The Plan shall be effective on June 27, 2018, as amended June 12, 2019.

Section 5.02    Amendment of Restricted Share Unit Plan: The Board or the Committee, as the case may be, may terminate, discontinue or amend the Plan at any time, provided that, without the consent of a Participant, such termination, discontinuance or amendment may not in any manner adversely affect such Participant’s rights under any Restricted Share Unit granted to such Participant under the Plan.

The Board or the Committee may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Plan or Restricted Share Units under the Plan:

(a)	amendments to increase the number of Shares, other than by virtue of Section 5.06, which may be issued pursuant to the Plan;

(b)	amendments to the definition of “Participant” under the Plan which would have the potential of narrowing, broadening or increasing Insider participation;’

(c)	amendments to cancel and reissue Restricted Share Units;

(d)	amendments to this Section 5.02 of the Plan;

(e)	amendments that extend the term of a Restricted Share Units;

(f)	amendments to the participation limits in Section 2.06; or

(g)	amendments to Section 5.03 of the Plan that would permit Restricted Share Units, or any other right or interest of a Participant under the Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board or the Committee may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the Plan or Restricted Share Units under the Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of a Restricted Share Unit or the Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)	amendments to ensure that the Restricted Share Units granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom a Restricted Share Unit has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Any amendment of this Plan shall be such that this Plan will not be considered a “salary deferral arrangement” as defined in subsection 248(1) of Income Tax Act (Canada) or any successor provision thereto, by reason of the Plan continuously meeting the requirements under the exception in paragraph (k) of that definition.

Section 5.03    Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Unit and no other right or interest of a Participant is assignable or transferable, and any such assignment or transfer in violation of this Plan shall be null and void.

Section 5.04    Rights as a Shareholder: No holder of any Restricted Share Units shall have any rights as a shareholder of the Corporation prior to the actual receipt of Shares pursuant to Section 3.03. Subject to Section 5.06, no holder of any Restricted Share Units shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date on which the Participant becomes the record owner of such Shares pursuant to Section 3.03.

Section 5.05    No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without just cause. Participation in the Plan by a Participant shall be voluntary.

Section 5.06    Adjustment in Number of Shares Subject to the Restricted Share Unit Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Shares available under the Plan; and

(b)	the number of Shares subject to any Restricted Share Units.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

However, if there is an increase in the number of Shares outstanding for any reason other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Shares or the issuance of Shares in connection with the acquisition of an asset) there will be no adjustment to the number of Shares that a Participant will receive under his or her Restricted Share Unit Grant Letter award and no adjustment to the number of Shares available under the Plan.

Section 5.07    Unfunded Plan. The Plan shall be unfunded. The Corporation’s obligations hereunder shall (unless otherwise determined by the Committee) constitute a general, unsecured obligation, payable solely out of its general assets, and no holder of any Restricted Share Units or other person shall have any right to any specific assets of the Corporation. Neither the Corporation nor the Committee shall be required to segregate any assets that may at any time be represented by the amounts credited with respect to Restricted Share Units hereunder. Neither the Corporation nor the Committee shall be deemed to be a trustee of any amounts to be distributed or paid pursuant to the Plan. No liability or obligation of the Corporation pursuant to the Plan shall be deemed to be secured by any pledge of, or encumbrance on, any property of the Corporation or any Affiliate.

Section 5.08    No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan. No amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no additional Restricted Share Units will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Section 5.09    Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.10    Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Form of Grant Letter

[ORLA MINING LTD. LETTERHEAD]

[Date]

PERSONAL & CONFIDENTIAL

[Name]

[Address]

Dear [Name]:

The Corporation’s Restricted Share Unit Plan (the “Plan”) permits the Board, or a committee of the Board which administers the Plan, to grant restricted share unit awards to directors, consultants and full-time employees and officers of the Corporation or an affiliate in a calendar year as a bonus for services rendered to the Corporation or an affiliate in the fiscal year ending in such calendar year, as determined in the sole and absolute discretion of the Board or such committee. The number of restricted share units (“RSUs”) awarded will be credited to your account effective on the grant date of the RSUs.

In recognition of your contribution to the Corporation, the Board is pleased to grant to you the RSUs on the terms set forth below and subject to the Plan, a copy of which is attached hereto as Schedule “A”.

This letter and the Plan are referred to collectively below as the “Restricted Share Unit Documents”. All capitalized terms not otherwise defined herein shall have the meaning attributed to them in the Plan.

The total number of RSUs granted to you is:	[Note: insert number]

Notwithstanding the foregoing and subject to Sections 3.03 of the Plan, provided that your employment with the Corporation has not been terminated, the RSUs granted to you shall fully vest on the following schedule ●.

[NTD: Consider any other conditions in addition to time-based vesting.]

In the event of vesting pursuant to the schedule above, subject to the Plan, you shall receive in respect of each RSU held by you, [one fully-paid common share in the capital of the Corporation OR a cash payment equal to the Fair Market Value of one Share at such time, OR a combination thereof,][ntd: Company to determine settlement at time of grant, or make settlement in sole discretion of company.] in each case without payment of additional consideration and without any further action on your part.

Nothing in the Restricted Share Unit Documents will affect our right to terminate your services, responsibilities, duties and authority at any time for any reason whatsoever. The treatment of your RSUs upon termination or other events is detailed herein and in the Plan.

No RSU and no other right or interest of a Participant hereunder is assignable or transferable.

Please acknowledge acceptance of your RSUs on these terms by signing where indicated below on the enclosed copy of this letter and returning the signed copy to the Corporation to the attention of ●. By signing and delivering this copy, you are acknowledging receipt of a copy of the Plan and are agreeing to be bound by all of the terms of the Restricted Share Unit Documents.

Yours truly,

ORLA MINING LTD.

By:

I have read and agree to be bound by this letter and the Plan.

Signature of Witness
[Name]
Name of Witness (please print)

Address